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Exhibit (a)(10)

August 14, 2003

Dear Methode Stockholder:

        As you may know, the Board has for some time been committed to eliminating the Company's dual-class stock structure and establishing a unified equity base in which all shareholders have equal voting rights. Last year the Company entered into a transaction with the McGinley Family Trusts, holders of a majority of the Company's Class B Shares, to effect such a transaction, while paying a fair premium to the Class B stockholders.

        Unfortunately, a company named Dura Automotive Systems, Inc. has been trying to disrupt Methode's plans to improve its governance by taking advantage of the dual-class structure in order to acquire control without paying any meaningful consideration to the overwhelming majority of the Company's stockholders.

        Dura first tried to seize control of the Company in July 2003 by making a tender offer for the Class B Shares. In light of this offer, Methode's Board of Directors approved a new agreement with the McGinley Family Trusts, increasing the premium payable for the Class B shares and recommended that Methode Class B stockholders reject the Dura offer and support the Company's plan to eliminate the dual-class structure.

        Dura has recently amended its tender offer, offering again only to purchase the Class B Shares, adding a one-time dividend to the Class A shareholders (partially payable with Methode funds) and agreeing to abide by some limited governance restrictions for a three-year period. After carefully reviewing this amended offer, your Board of Directors once again recommends that all holders of Methode's Class B Common Stock reject Dura's unsolicited offer and not tender their shares.

        The Board is committed to completing Methode's binding agreement with the McGinley Family Trusts, which is a superior transaction for the Company and its shareholders as a whole. Pursuant to the agreement with the McGinley Family Trusts, all shareholders of the Company will now have the opportunity to vote on a merger in which each remaining share of Class B Stock will be converted into $23.55 in cash

        All Methode stockholders are encouraged to review carefully the amended Schedule 14D-9, which states all of the Board's "Reasons for the Recommendation" on pages 4-7. If you have any questions about this matter, including the rationale behind the Board's recommendation, please call Innisfree toll-free at 888-750-5834.

Thank you for your support of Methode.

William T. Jensen
Chairman of the Board

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  Exhibit (a)(10)